SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  June, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

2Q07 and 2007 Guidance (USGAAP)
São Paulo, June 21, 2007 - Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) reports the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with the investment community. This report has assumed an average exchange rate of R$1.99/US$ for 2Q07, 6% down over 1Q07 (R$2.11/US$) and 9% down compared to 2Q06 (R$2.1842/US$). The assumed exchange rate for the end of the period is R$1.95/US$, 5% down over 1Q07 (R$2.0504) and 10% down over 2Q06 (US$2.1643). VCP will report its 2Q07 results on July 17, 2007, before market opening.

2Q07 and 2007 Performance Guidance

Pulp Business	Remarks
International market VCP’s pulp volume and sales price
Pulp international market continued strong during 2Q07 with new price increases for softwood of US$20/ton in April and also US$20/ton for the eucalyptus pulp beginning June/07 for all regions. After this increase list price for eucalyptus pulp reached US$700/ton in Europe, US$735/ton in North America and US$650/ton in Asia.

Market conditions remained favorable for pulp producers, with lower inventories level and fewer capacity additions. Problems with wood supply, climate changes and capacity shutdowns have contributed for the positive market trend which has been reinforced by the fiber substitution process. Lack of birch in Scandinavia, increase in export taxes for wood in Russia coupled with the price gap between softwood and eucalyptus pulp price of about US$80/ton (Europe) have been the main drivers for the increase in the fiber substitution process by the paper producers.

It appears that the market has absorbed, during the first semester, the new Chilean capacity of 1.5 mtpy which is in an advanced learning curve process. New capacity additions during the second semester are expected to be the two main projects in South America (Mucuri/Brazil and Botnia/Uruguay) totaling 2mtpy. They are expected to start-up by the fourth quarter 2007, but their learning curves should specially impact 2008.

Facing this scenario, we believe that our initial expectation for the 2007 average price to be in line with 2006 might be exceeded, since the accumulated average price for the semester is already approximately US$680/ton (Europe), up 5% over 2006 (US$645).

It is important to highlight that any estimate is linked to economic growth and global demand, continuity of inefficient capacity shutdowns, currencies appreciation over US$ and price differentiation between softwood and hardwood.

2Q07 total sales volume should reach approximately 260,000 tons, up 2% compared to 1Q07 and 11% over 2Q06. 2Q07 net average price in dollars for VCP’s pulp should increase 1% over 1Q07 and 6% compared to 2Q06.

We are revising our 2007 pulp sales volume from 1,070,000 tons to 1,100,000 tons due to the joint-venture with Ahlstrom for the Jacareí(2) paper assets, whose integrated pulp will be transformed into market pulp provided by VCP beginning Sep/07. We reiterate that these volumes do not consider our interest in Aracruz.

(1)	Source: Bracelpa
(2)	See Material Fact dated May 9, 2007 - http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Material+Fact/default.htm
(3)
Beginning Sep 1, 2006, 50% of pulp and P&W paper volumes originated from the RIPASA’s Conpacel (5) unit are being resold by VCP, being acquired at market prices, discounting selling and distribution. This is a pre-consortium operating condition to anticipate part of the synergies during the consortium approval process.

(4)	See Notice to the Market dated May 2, 2007 - http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Notice+to+the+Market/default.htm
(5)	CONPACEL (Consórcio Paulista de Celulose e Papel) is the new denomination for former Ripasa’s unit of Americana. The consortium model is still in approval process by the Government.

Paper Business	Remarks
Domestic and International markets VCP’s paper volume and sales price Joint-venture effect in Jacareí (2) beginning Sep/07
During 2Q07 the domestic paper market experienced improvement in the seasonal demand as compared to 1Q07, but a decrease over the same period last year. The market maintained its different dynamic for each paper grade.

Uncoated paper segment (offset+cut-size): Brazilian domestic sales volumes(1) posted, in the aggregate, a drop of approximately 6% accumulated in Jan-May/07 period year-on-year. The cut-size paper market continued favorable allowing for a price increase of 5-6% in R$ beginning Jun/07. On the other hand market supply of the offset paper (rolls and sheets) continued to grow on the back of the Real appreciation in the period. Despite the price pressure in this grade VCP has been improving its client mix and segments, which should result in an effective average price increase in the quarter.

Value added paper: Imports continued to exert pressure over coated paper prices due to foreign exchange rate decrease. For chemical papers, prices posted some adjustments in the market in accordance with seasonality.

Within this market scenario VCP’s paper business performance for 2Q07 will be affected by lower uncoated and industrial sales volume due the extinction of Luiz Antonio and Mogi das Cruzes(4) volumes. The main impact of this change is reflected on the market mix improvement, lower export volumes and increased share of value added papers.

VCP’s 2Q07 total paper sales volume should be approximately 110,000 tons, down 31% compared to 1Q07, out of which 37% uncoated, 37% coated and 26% chemicals and special papers. Export volume is expected to reach 15% of total. Better mix of products, clients and markets should result in average paper price increase of approximately 15% in 2Q07 over 1Q07 in dollar terms (+9% in R$).

We are revising our 2007 paper sales volume from 500,000 tons to 470,000 tons in light of the non-consolidation of paper volumes originated from the Jacareí mill beginning Sep/07, which are part of the joint-venture with Ahlstrom. The joint-venture’s operations will be accounted at VCP (2) by the equity method.

Results	Remarks
Operating costs and expenses

2Q07 pulp cash cost should decrease 2% compared to 1Q07 in R$/ton, mainly due to fixed cost reductions. However, it should post a 4% increase in US$ due to the appreciation of the Real as most of the production costs are denominated in local currency. Our machines continued to post strong operational efficiencies during the quarter with no maintenance shutdowns.

SG&A expenses should represent approximately 16% of net revenues, in line with 1Q07.

Consolidated EBITDA w/ 50% of Conpacel (5)

Our objective is to better demonstrate the full impact of Conpacel’s (5) operating results, not only the resale portion. Accordingly, VCP has been reporting its pro forma EBITDA with the consolidation of 50% of Conpacel’s EBITDA.

We expect our pro forma EBITDA margin to reach 35% in 2Q07 as a result of the negative impact of the Real appreciation on exports coupled with lower paper sales volume, partially offset by the reduction in fixed costs for pulp production, whose participation of total sales volume increased from 62% in 1Q07 to 70% in 2Q07. If not by the foreign exchange rate impact, margin would have been higher.

Guidance 2 / 3

EBITDA w/ the resale margin of Conpacel’s products
Considering only the effect of the Conpacel’s product resale(3), EBITDA margin should reach approximately 30% due to lower paper sales volume with Luiz Antonio asset swap coupled with the increase in the share of resold products. Those products are acquired by VCP at market prices, discounting commercial expenses and distribution, and resold by the company’s own distribution channel. Margin originated from this resale is approximately 15-20%.

It is important to note that any estimate may considerably vary in accordance with currency and market prices fluctuations.

Financial Result
2Q07 financial result should be positive (i.e. net financial income) mainly due to the positive effect of the foreign exchange variation over VCP’s cash investments denominated in local currency. VCP has increased its financial exposure to US$ in light of the future expectations over the Real exchange rate.

Share price: VCPA4=R$45.10 ADR VCP =US$ 23.29 June 20, 2007	Shares outstanding: 204,145,507 Market capitalization: R$ 9.2 billion US$ 4.8 billion	Investor Relations Ph: (5511) 2138-4168/ 4287 4261/ 4361 Fax: (5511) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IRO Andrea Kannebley Sandra Matsumoto Isabela Cadenassi

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forwardlooking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 3 / 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 06/21/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer